**SULTAN MINERALS INC.**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

**SUL-TSX VENTURE**



July 9, 2008

**VIA FEDERAL EXPRESS**

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549



Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures



7/14

**Sultan Minerals Inc.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

---

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Releases**

1. News Release dated June 2, 2008.
2. News Release dated June 10, 2008.
3. News Release dated June 23, 2008.

**Correspondence with Securities Commission(s)**

4. Notice and Information Circular for 2008 Annual General Meeting.
5. Form of Proxy for 2008 Annual General Meeting.
6. Annual Request for Fiscal 2008 Financial Statements & MD&A.

# SULTAN MINERALS INC.

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.sultanminerals.com**

June 2, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

## Sultan Minerals Intersects 28.50 Feet of 3.98% Lead and 0.71% Zinc at its Sedex, Jersey-Emerald Property, Canada

**Sultan Minerals Inc. (SUL:TSX-V)** ("Sultan") has now received assays for surface drill holes JS07-48 through JS07-61 on its 100% owned Jersey-Emerald tungsten-molybdenum and lead-zinc property in southern British Columbia. Five of the 14 widely spaced holes together with the 27 holes reported in March demonstrate that lead-zinc mineralization extends well beyond the limits of the historic mining operation at Jersey.

Drilling sought to determine the extent of lead-zinc beyond the southern end of the historic Jersey mine, formerly BC's second largest lead-zinc mine. Very favourable results were obtained from five of the holes which intersected encouraging lead and zinc concentrations as far as 400 feet (122 metres) south and 450 feet (137 metres) east of the former mine workings. These results together with assays reported in March have successfully defined a 7,000-foot (2,100-metre) long corridor along the east margin of the Jersey Mine that is prospective for lead and zinc mineralization. The prospective corridor remains open to the south and east suggesting potential for large extensions to the historic Jersey Zinc Mine. (See News Releases of March 13 and March 27, 2008).

Significant lead, zinc and silver intersections from the five drill holes are given in the following table:

| DRILL-HOLE NUMBER | GRID North | GRID East | AZMTH /DIP | FROM (feet) | TO (feet) | WIDTH (feet) | Pb (%) | Zn (%) | Ag (g/t) |
|---|---|---|---|---|---|---|---|---|---|
| **JS07-48** | 3620 | 7670 | 000/-90 | 18.00 | 46.50 | **28.50** | **3.98** | **0.71** | **11.50** |
| and | | | | 95.00 | 103.00 | **8.00** | **0.32** | **1.68** | **2.20** |
| | | | | | | | | | |
| **JS07-49** | 3475 | 7672 | 000/-90 | 28.00 | 77.10 | **49.10** | **1.46** | **1.70** | **6.50** |
| Including | | | | 89.80 | 91.30 | **1.50** | **3.83** | **0.14** | **10.20** |
| and | | | | 100.60 | 104.30 | **3.70** | **0.19** | **2.50** | **3.30** |
| | | | | | | | | | |
| **JS07-50** | 3323 | 7632 | 000/-90 | 49.00 | 66.15 | **17.15** | **0.25** | **1.43** | **1.13** |
| Including | | | | 49.00 | 62.20 | **13.20** | **0.31** | **1.77** | **1.10** |
| | | | | | | | | | |
| **JS07-53** | 3673 | 8105 | 000/-90 | 107.00 | 117.20 | **10.20** | **0.05** | **1.34** | **1.48** |
| Including | | | | 113.30 | 117.20 | **3.90** | **0.13** | **3.34** | **2.10** |
| and | | | | 537.60 | 568.00 | **30.40** | | **0.28** | **1.87** |
| | | | | | | | | | |
| **JS07-56** | 2995 | 7103 | 000/-90 | 110.10 | 115.10 | **5.00** | **0.37** | **3.08** | **4.70** |
| and | | | | 118.30 | 130.00 | **11.70** | **0.13** | **1.38** | **2.37** |
| including | | | | 118.30 | 124.00 | **5.70** | **0.19** | **1.97** | **2.80** |
| | | | | | | | | | |

**Note 1:** All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5 databases of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.

**Note 2:** Drill hole intersection angles vary from 40° to 85° suggesting that the true width of these intersections may range from 60% to 95% of the drill core intersection length.

**Note 3:** Drill Holes JS07-51, JS07-52, JS07-54, JS07-55 and JS07-57 through JS07-61 were drilled south and west of the Jersey Mine workings where they tested the footwall rocks to the deposit. The holes carried no significant values

Three drill holes, JS07-48, JS07-49 and JS07-50 were drilled at 150-foot intervals along the east side of the D-zone pit, to test for extensions of the lead-zinc mineralization. This zone was extensively oxidized to a depth of 50 feet or more and the oxide could not be recovered by diamond drilling. The results from these holes demonstrate an eastern extension of the Jersey deposit but are not representative of the true grade of the mineralization.

Drill hole JS07-53 was drilled 450 feet east of the D Zone pit to explore for a possible eastern extension of the Jersey Lead-Zinc Deposit. The hole was also designed to test for a possible southern extension of the East Dodger Tungsten Deposit. The Pb and Zn values found in this hole are encouraging and need further review and follow up drilling.

Drill hole JS07-56 tested the southern continuation of the Lower Jersey Lead-Zinc horizon. These results are encouraging and will require future follow up.

These five drill holes together with the 27 holes reported in March demonstrate that lead-zinc mineralization extends well beyond the limits of the historic mining operation at Jersey.

Drill holes JS07-53 and JS07-60 intersected zones of tungsten and molybdenum in the formations located below the favourable lead-zinc horizon.

Significant tungsten and molybdenum intersections from these holes at Emerald are given in the following table:

| DRILL-HOLE NUMBER | GRID North | GRID East | AZMTH /DIP | FROM (feet) | TO (feet) | WIDTH (feet) | $WO_3$ (%) | MoS2 (%) |
|---|---|---|---|---|---|---|---|---|
| **JS07-53** | 3673 | 8105 | 000/-90 | **378.80** | **405.05** | **26.25** | **0.07** | |
| Including | | | | **383.90** | **398.00** | **14.10** | **0.10** | |
| Including | | | | **383.90** | **390.40** | **6.50** | **0.14** | |
| | | | | | | | | |
| **JS07-60** | 6535 | 6330 | 55/-50 | **72.0** | **94.00** | **22.00** | | **0.05** |
| Including | | | | **72.0** | **74.6** | **2.60** | | **0.23** |
| and | | | | **128.6** | **132.9** | **4.30** | | **0.05** |

The tungsten mineralization intersected in drill hole JS07-53 is situated 2,800 feet south and along strike from hole JS07-25 which intersected 0.65% WO3 over a core length of 14.2 feet. The intersections show a 3,200 foot long, north-south, corridor situated south of the historic East Dodger Tungsten Mine that has potential to host important tungsten mineralization.

Drill hole JS07-60 lies 2,500 feet west of the East Dodger Molybdenum Zone and may represent the western end of this recently identified molybdenum zone.

Assays are pending for a further 12 underground drill holes recently completed on the East Dodger Molybdenum Zone. In June and July 2007 underground drilling on the East Dodger Zone intersected important molybdenum mineralization over widths ranging from 160.00 to 548.0 feet. Intersections

included 0.21% molybdenum sulphide ($MoS_2$) over a core length of 160.0 feet, 0.12% $MoS_2$ over 311.0 feet, 0.10% $MoS_2$ over 548.0 feet and 0.18% $MoS_2$ over 90.0 feet. The holes also intersected several higher-grade sections that included 0.28% $MoS_2$ over a core length of 79.9 feet, 0.41% $MoS_2$ over 60.0 feet, 0.23% $MoS_2$ over 43.0 feet and 1.81% $MoS_2$ over 9.9 feet.

Mr. Ed Lawrence, P.Eng, former Manager of the Jersey and Emerald Mines under Placer-Dome, oversees all on-going diamond drilling programs for Sultan. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.
Please click to view Drill Hole Locations 2007 Drill Program Map.


**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information, please contact:
**Marc Lee**, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
**Catarina Cerqueira**, Associate Account Manager
CHF Investor Relations
Tel: (416) 868-1079, Ext. 251
Email: catarina@chfir.com



SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
Salmo, British Columbia, Canada
DRILL HOLE LOCATIONS
2007 DRILL PROGRAM
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
JERSEY MINE
JS05-01
JS07-33-35
JS07-36-39
JS07-40-42
JS06-07
JS06-08
JS06-05
JS06-06
JS07-30
JS07-01
JS07-03
JS07-02
JS07-46
JS07-47
JS07-32
JS07-04
JS07-05
JS07-06-09
JS06-04
JS07-31
JS07-12
JS07-10
JS07-11
JS07-13
JS07-14
JS07-15
JS07-16
JS07-20-24
JS07-27-29
JS06-01
JS06-02
JS06-03
JS07-17-19
JS07-43-45
JM07-03
JM07-01
JM07-04
JM07-06
JM07-18
JM07-16
JM07-17
JM07-05
JS07-60
JS07-61
JS07-25
JS07-26
0
0.25
Kilometres
JS07-58
JS07-59
JS07-48
JS07-52
JS07-53
JS07-49
JS07-50
JS07-51
JS07-56
JS07-57
JS07-54
JS07-55
LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
Open Pit
Drill Holes
Portal

SULTAN MINERALS INC. SUL (TSX Venture) SLMLF.PK (Other OTC)

## Sultan Minerals Inc. Retains Renmark Financial Communications Inc.

**Vancouver, B.C., June 10, 2008 – Sultan Minerals Inc. (TSX-V: SUL)** ("Sultan or the Company") is pleased to announce that, subject to TSX Venture Exchange acceptance, it has retained the services of Renmark Financial Communications Inc. ("Renmark") to assist with its investor relations activities.

"We are pleased to announce that we have selected Renmark to reinforce Sultan's profile in the financial community and enhance the visibility of our project portfolio. We choose Renmark because its methodologies compliment our existing investor relations activities and its high standards fit best with the message we wish to communicate to the investing public," noted Arthur G. Troup, Sultan's President and Chief Executive Officer.

Renmark will provide its services to Sultan on a month-to-month basis and will be paid a monthly retainer of $7,000 plus allowable disbursements. Cancellation of contract for services by either party requires one month's written notice.

Renmark does not have any interest, directly or indirectly, in Sultan or its securities, or any right or intent to acquire such an interest.

**About Sultan Minerals Inc.:**

Sultan is a Canadian exploration company concentrating on advanced exploration at two former producing mines in southeastern British Columbia, Canada, one primarily for gold (Au) and the other for molybdenum (Mo) and tungsten (W) with associated lead (Pb) and zinc (Zn). The Company is a member of the LMC Management Group of companies, which has more than 45 years experience in precious metals exploration, including the discovery of the Hemlo Gold Mine in Ontario and both the Ferderber and Sleeping Giant gold mines in Quebec.

**About Renmark Financial Communications Inc.**

Established in 1999, Renmark offers a wide range of integrated investor relations and financial communications Services. Their investor relations experts work hand in hand with their media department, combining to make Renmark one of the largest retail investor relations firms in Canada.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

**For more information, please contact:**
Marc Lee, Investor & Corporate Communications
Tel.: (604) 687-4622
Fax: (604) 687-4212
mlee@sultanminerals.com
info@sultanminerals.com

**Renmark Financial Communications Inc.**
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Eric St-Pierre : estpierre@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

# SULTAN MINERALS INC.

**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.sultanminerals.com**

June 23, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

## Sultan Minerals Intersects High Grade Molybdenum Veins at its Jersey-Emerald Property, BC, Canada

**Vancouver, BC – June 23, 2008 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan")** is pleased to report that assays have been received for five underground diamond drill holes from the ongoing exploration program at its 100% owned Jersey-Emerald Molybdenum-Tungsten Property located near Salmo, British Columbia. The drill results confirm previous assays and show a molybdenum stockwork comprised of multiple, high-grade, east-west and north-south trending, molybdenite-bearing quartz veins. The molybdenum-bearing stockwork has now been successfully intersected in 32 widely spaced diamond drill holes over an area measuring 3,200 feet north-south by 900 feet east-west and remains open in all directions.

The Jersey-Emerald Property is a polymetallic property hosting deposits of lead-zinc, tungsten and molybdenum. The three deposit types are stacked one above the other near the top of Iron Mountain. The former Jersey Mine, British Columbia's second largest lead-zinc producer forms the uppermost deposit. Deposits of tungsten mineralization that comprise the Emerald Tungsten Mine, Canada's second largest tungsten producer, occur beneath the lead-zinc deposit. Recent exploration by Sultan Minerals has discovered a potentially large porphyry molybdenum deposit beneath the tungsten workings.

The recent drill holes, JM08-01 through JM08-05, investigated the western extension of the East Dodger Molybdenum Zone where high-grade molybdenum veins were intersected in four previously reported drill holes (see News Release of July 18, 2007). The results successfully confirm the previously reported intersections and with pending results from seven additional holes will help to define the orientation and dimensions of the mineralization.

Significant molybdenum intersections for the nine holes drilled in this area are tabled below:

| DRILL-HOLE NUMBER | GRID North | GRID East | AZMTH /DIP | FROM (feet) | TO (feet) | WIDTH (feet) | $WO_3$ (%) | $MoS_2$ (%) | Au (g/t) |
|---|---|---|---|---|---|---|---|---|---|
| **JM08-01** | 7000 | 8342 | 340/-67 | 454.30 | 475.40 | **21.10** | | **0.14** | |
| **Including** | | | | 454.30 | 460.10 | **5.80** | | **0.38** | |
| **and** | | | | 618.00 | 628.00 | **10.00** | | **0.58** | |
| **and** | | | | 718.00 | 728.00 | **10.00** | | **0.12** | |
| | | | | | | | | | |

| DRILL-HOLE NUMBER | GRID North | GRID East | AZMTH /DIP | FROM (feet) | TO (feet) | WIDTH (feet) | $WO_3$ (%) | $MoS_2$ (%) | Au (g/t) |
|---|---|---|---|---|---|---|---|---|---|
| **JM08-02** | 7000 | 8342 | 340/-51 | 1095.00 | 1105.00 | **10.00** | | **0.07** | |
| **and** | | | | 1405.00 | 1415.00 | **10.00** | | **0.42** | |
| | | | | | | | | | |
| **JM08-03** | 7000 | 8345 | 18/-61 | 788.00 | 998.00 | **210.00** | | **0.04** | |
| **Including** | | | | 788.00 | 791.00 | **3.00** | | **1.22** | |
| **and** | | | | 938.00 | 948.00 | **10.00** | | | **2.10** |
| **and** | | | | 948.00 | 998.00 | **50.00** | | **0.07** | |
| **Including** | | | | 948.00 | 968.00 | **20.00** | | **0.12** | |
| **Including** | | | | 960.00 | 968.00 | **8.00** | | **0.18** | **0.73** |
| **and** | | | | 995.00 | 998.00 | **3.00** | | **0.23** | **4.24** |
| | | | | | | | | | |
| **JM08-04** | 7000 | 8048 | 355/-71 | 818.00 | 820.00 | **2.00** | | **0.09** | |
| | | | | | | | | | |
| **JM08-05** | 6480 | 7995 | 346/-45 | 1023.10 | 1045.20 | **22.10** | **0.31** | | |
| **Including** | | | | 1040.50 | 1045.20 | **4.70** | **0.74** | | |
| | | | | | | | | | |
| **JM07-04*** | 6124 | 8657 | 339/-19 | 789.00 | 1,338.00 | **548.00** | | **0.10** | |
| Including | | | | 789.10 | 869.00 | **79.90** | | **0.28** | |
| Including | | | | 789.10 | 799.00 | **9.90** | | **1.81** | |
| and | | | | 1,155.00 | 1,198.00 | **43.00** | | **0.23** | |
| Including | | | | 1,190.00 | 1,198.00 | **8.00** | | **0.60** | |
| | | | | | | | | | |
| **JM07-16*** | 7001 | 8349 | 006/-69 | 308.00 | 704.00 | **396.00** | | **0.07** | |
| and | | | | 454.00 | 464.00 | **10.00** | | **0.17** | |
| and | | | | 594.00 | 684.00 | **90.00** | | **0.18** | |
| Including | | | | 624.00 | 634.00 | **10.00** | | **0.34** | |
| | | | | | | | | | |
| **JM07-17*** | 7002 | 8351 | 035/-66 | 463.00 | 623.00 | **160.00** | | **0.21** | |
| Including | | | | 553.00 | 613.00 | **60.00** | | **0.41** | |
| Including | | | | 603.00 | 613.00 | **10.00** | | **0.85** | |
| | | | | | | | | | |
| **JM07-18*** | 6996 | 8212 | 002/-70 | 413.00 | 724.00 | **311.00** | | **0.12** | |
| Including | | | | 484.00 | 504.00 | **20.00** | | **0.71** | |
| and | | | | 574.00 | 584.00 | **10.00** | | **0.66** | |

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing five databases of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.

**Note 2:** Drill hole intersection angles vary from 30° to 85° suggesting that the true width of these intersections may range from 50% to 95% of the drill core intersection length.

**Note 3:** * Indicates previously reported drill hole.

Drill holes JM08-01, JM08-02 and JM08-03 were drilled from an underground haulage tunnel situated beneath the Jersey Lead-Zinc Deposit. The holes were collared 500 feet west of the East Dodger Molybdenum Zone where molybdenum mineralization was previously intersected in 21

diamond drill holes over an area measuring 3,200 feet north-south by 400 feet east-west (see News Release of February 22, 2006). The three holes were drilled from a single collar and investigated the lateral and depth continuity of the mineralization. All three holes encountered molybdenum mineralization comprised of a series of high-grade molybdenum bearing quartz-veins. Drill hole JM08-03 also showed encouraging gold assays with several of the quartz-veins. Gold assays included 2.10 g/t gold across 10.0 feet and 4.23 g/t gold across 3.0 feet.

Drill hole JM08-04 collared 300 feet west of JM08-01 intersected only a single 2.0 foot wide molybdenum bearing vein. The hole was drilled at a steep angle to test the depth continuity of the mineralization and is believed to have passed below or to the west of the molybdenum zone.

Drill hole JM08-05 was collared 600 feet southwest of JM08-04. This was the most westerly hole drilled. The hole did not encounter the molybdenum zone but surprisingly intersected 0.31% tungsten ($WO_3$) across a 22.1 foot drill core width at a hole depth of 1,023.1 feet. The intersection included a 4.70 foot section that carried 0.74% $WO_3$. The intersection is believed to represent the down dip extension of the East Emerald Tungsten Zone.

Several holes also carried important concentrations of lead or zinc mineralization. The intersections suggest the possible presence of additional zinc horizons below the level of the historic Jersey Zinc Mine. Significant lead and zinc intersections obtained from these holes are given in the following table:

| DRILL-HOLE NUMBER | GRID North | GRID East | AZMTH /DIP | FROM (feet) | TO (feet) | WIDTH (feet) | Zn (%) | Pb (%) | Ag (g/t) |
|---|---|---|---|---|---|---|---|---|---|
| **JM08-01** | 7000 | 8342 | 340/-67 | 0.00 | 6.90 | **6.90** | **4.18** | - | **1.10** |
| and | | | | 90.45 | 94.60 | **4.15** | **2.86** | **1.79** | **37.20** |
| | | | | | | | | | |
| **JM08-02** | 7000 | 8342 | 340/-51 | 0.00 | 8.00 | **8.00** | **6.60** | - | **1.20** |
| and | | | | 77.00 | 81.40 | **4.40** | **0.49** | **0.32** | **12.60** |
| | | | | | | | | | |
| **JM08-03** | 7000 | 8345 | 18/-61 | 10.10 | 13.30 | **3.20** | **5.50** | **0.03** | **1. 40** |
| | | | | | | | | | |
| **JM07-16*** | 7001 | 8349 | 006/-69 | 0.00 | 6.00 | **6.00** | **3.15** | **0.03** | |
| and | | | | 86.25 | 107.17 | **20.92** | **1.36** | **2.59** | |
| | | | | | | | | | |
| **JM07-17*** | 7002 | 8351 | 035/-66 | 0.00 | 4.00 | **4.00** | **8.16** | **0.01** | |
| | | | | | | | | | |

Mr. Arthur G. Troup, President and CEO, commented, "We are very pleased with the results of this recent program. The recent drill results confirm the previously reported molybdenum intersection and show a series of high-grade molybdenum rich quartz veins that comprise an extensive molybdenum stockwork. Higher molybdenum grades occur where there is an increase in vein density within the broad, stockwork. The molybdenum-bearing stockwork is hosted within a granite intrusive body beneath the historic tungsten workings and remains open in virtually every direction."

Assays are pending for a further seven underground drill holes recently completed on the East Dodger Molybdenum Zone. Diamond drilling is presently under way on the East Emerald Tungsten Zone but will resume on the Molybdenum Zone when results of the recent program have been assessed.

Mr. Ed Lawrence, P.Eng, former Manager of the Jersey and Emerald Mines under Placer-Dome, oversees all on-going diamond drilling programs for Sultan. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.


**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information, please contact:
**Marc Lee**, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
**Catarina Cerqueira**, Associate Account Manager
CHF Investor Relations
Tel: (416) 868-1079, Ext. 251
Email: catarina@chfir.com
Or
**Barbara Komorowski**, or **Eric St.-Pierre**
Renmark Financial Communications
Tel: (514) 939-3989
Email: bkomorowski@renmarkfinancial.com

# SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT** the annual general meeting (the "Meeting") of the shareholders of **SULTAN MINERALS INC.** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 24, 2008, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2007.

2. To fix the number of directors at four.

3. To elect directors for the ensuing year.

4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5. To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company's fixed number Stock Option Plan as more particularly described in the Information Circular.

6. To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

**If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.**

DATED this 30th day of May, 2008.

**BY ORDER OF THE BOARD**

"Arthur G. Troup"
Arthur G. Troup, President & CEO

**SULTAN MINERALS INC.**
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

# INFORMATION CIRCULAR

(As at April 30, 2008, except as otherwise indicated.)

## Revocability of Proxy

**In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.**

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## Persons Making the Solicitation

**This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the Annual General Meeting of the Company to be held on June 24, 2008 (the "Meeting"), and at any adjournments thereof.**

**Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.**

**Proxy Instructions**

**Appointment Of Proxyholder**

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholde r.**

**Voting By Proxy**

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such pe rson will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

**Completion And Return Of Proxy**

**A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.**

**Registered And Non-Registered Holders**

**Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.** Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

## Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

## Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 101,750,868 were issued and outstanding as at May 20, 2008. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on May 20, 2008, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all Shares of the Company.

## Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four (4).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

| Name, Municipality of Residence and Position | Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years | Previous Service as a Director | Number of Common Shares beneficially owned or, directly or indirectly, Controlled (1) |
|---|---|---|---|
| Sargent H. Berner, B.A., LL.B., LL.M. (4)(5)<br>Vancouver, B.C.<br>Director | Businessman, President, Kent Avenue Consulting Ltd. | Since June 27, 1996 | 594,667 |
| Arthur G. Troup, M.Sc., P.Eng. (4)(5)<br>West Vancouver, B.C.<br>President, CEO and Director | President and Chief Executive Officer of the Company, Vice-President, Exploration of Cream Minerals Ltd. | Since June 15, 1989 | 1,041,636 (2) |
| Frank A. Lang, M.A., P.Eng.<br>West Vancouver, B.C.<br>Chairman of the Board | President and Chief Executive Officer of Cream Minerals Ltd. | Since June 15, 1989 | 5,967,383 (3) |
| Benjamin Ainsworth, M.A., P.Eng. (4)(5)<br>North Vancouver, B.C.<br>Director | President of Metamin Enterprises Inc. | Since June 15, 1989 | 29,750 |

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2008, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these shares, 467,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(3) Of these common shares, 902,799 are held indirectly in the name of Dauntless Developments Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang

(4) Audit Committee.

(5) Corporate Governance and Compensation Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company. To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

## Executive Compensation

The following table (presented in accordance with National Instrument Form 51-102F6 ("**Statement of Executive Compensation**" ("**Form 51-102F6**")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2007, and the other three most highly compensated executive officers of the Company as at December 31, 2007, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**"). All amounts are in Canadian dollars unless otherwise stated.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary [1] ($) Compensation | Bonus ($) | Other Annual ($) | Securities Under Option/ SAR's granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| Arthur G. Troup President & CEO | 2007 | 120,000 | NIL | NIL | 715,000 [4]<br>700,000 [5] | NIL | NIL | NIL |
| | 2006 | 101,835 | NIL | NIL | 720,000 [2] | NIL | NIL | NIL |
| | 2005 | 87,254 | NIL | NIL | 400,000 [3] | NIL | NIL | NIL |
| Shannon M. Ross Secretary & CFO | 2007 | 28,044 | NIL | NIL | 208,000 [4]<br>360,000 [5] | NIL | NIL | NIL |
| | 2006 | 20,798 | NIL | NIL | 270,000 [2] | NIL | NIL | NIL |
| | 2005 | 11,201 | NIL | NIL | 200,000 [3] | NIL | NIL | NIL |

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted June 21, 2006, exercisable at $0.17 per share expiring June 21, 2011

(3) Granted June 10, 2005, exercisable at $0.10 per share expiring June 10, 2010·

(4) Granted July 20, 2007, exercisable at $0.45 per share expiring July 20, 2012·

(5) Granted October 23, 2007, exercisable at $0.29 per share expiring October 23, 2012.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan during the most recently completed financial year to each of the Named Executive Officers.

| Name | Securities Under Option/SARs Granted (1) (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price (2) ($/Security) | Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Arthur G. Troup President & CEO | 715,000 | 13.3 | 0.45 | 0.43 | July 20, 2012 |
| Arthur G. Troup President & CEO | 700,000 | 13.0 | 0.29 | 0.30 | October 23, 2012 |
| Shannon M. Ross Secretary & CFO | 208,000 | 3.9 | 0.45 | 0.43 | July 20, 2012 |
| Shannon M. Ross Secretary & CFO | 360,000 | 6.7 | 0.29 | 0.30 | October 23, 2012 |

(1) These options vest as to 25% on the date of grant and 25% every six months thereafter.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable | Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable |
|---|---|---|---|---|
| Arthur G. Troup President & CEO | Nil | Nil | 2,327,500/707,500 | 103,000/NIL |
| Shannon M. Ross Secretary & CFO | Nil | Nil | 1,104,000/284,000 | 200,000/NIL |

## Termination of Employment, Changes in Responsibility and Employment Contracts:

All employees work through a management and administrative services agreement with LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Certain employees perform services on an almost full-time basis for the Company through LMC. There are no direct employment contracts between the Company and any Named Executive Officer, as all services are provided through LMC.

Except as disclosed, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

## Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the "Plan"), which was implemented by the Board of Directors of the Company effective May 16, 2003, as amended, and was approved by the TSX Venture Exchange and the shareholders of the Company. The Plan is administered by the Directors of the Company, and was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

On July 20, 2007, the Company granted a total of 2,334,000 incentive stock options to Directors, officers, employees and consultants of the Company at a price of $0.45 per Share. Of these stock options, 1,446,000 were granted to Directors of the Company. On October 23, 2007, the Company granted a total of 2,835,000 incentive stock options to Directors, officers, employees and consultants of the Company at a price of $0.29 per Share. Of these stock options, 1,580,000 were granted to Directors of the Company.

During the most recently completed financial year, consulting fees of $15,000 were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

During the most recently completed financial year, management fees totalling $30,000 were paid indirectly to Lang Mining Corporation ("Lang Mining"), a private company controlled by Frank A. Lang for Mr. Lang's services as Chairman of the Company.

### Securities Authorized for Issuance Under Equity Compensation Plans

***Equity Compensation Plan Information***

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Plan Category [(1)] | (a) | (b) | (c) |
| Equity compensation plans approved by security holders [(2)] | 12,534,500 | $0.25 | 1,636,951 |
| Equity compensation plans not approved by security holders | NIL | NIL | NIL |
| Total | 12,534,500 | | |

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

(2) As at December 31, 2007.

### Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as set out herein:

(a) The Company had a balance receivable of $828 from listed companies with directors and officers in common for shred expenses incurred during the year. The expenses were reimbursed subsequent to December 31, 2007.

### Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein:

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director. In the year ended December 31, 2007, $30,000 was paid to Lang Mining.

(b) Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at December 31, 2007, the Company had a receivable from LMC of $74,208 for performing administrative,

geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of $429,594 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

(c) Consulting fees of $15,000 were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by an officer and director, Sargent H. Berner.

### Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Suite 1488, 700 Georgia Street West, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

### Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

## CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

### Independence of Members of Board

The Company's Board currently consists of four directors, one of whom is independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Benjamin Ainsworth is independent. Arthur G. Troup is not independent as he is the President and CEO of the Company. Frank A. Lang is not independent as he is the executive Chairman of the Company. Sargent H. Berner is not considered independent as he received consulting fees through Kent Avenue Consulting Ltd., a private company controlled by Mr. Berner.

### Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The independent director has regular and full access to management. The Company is actively looking for other independent directors as board members.

### Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

### Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management and technical experts and consultants; and
4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

### Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.sultanminerals.com and under the Company's profile at www.sedar.com. The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

### Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The members of the Corporate Governance and Compensation Committee are Benjamin Ainsworth, Sargent H. Berner and Arthur G. Troup. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates. The Corporate Governance and Compensation Committee has identified the need for additional independent directors and the Company is actively seeking qualified candidates.

### Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation, which helps to ensure an objective process because the Corporate Governance and Compensation Committee consists of a majority of independent directors.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

### Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

### Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are: Sargent Berner, Arthur G. Troup and Benjamin Ainsworth.

### The Audit Committee's Charter

*Mandate*

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

*Composition*

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

*Meetings*

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

*Responsibilities and Duties*

To fulfill its responsibilities and duties, the Committee shall:

<u>*Documents/Reports Review*</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>*External Auditors*</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

*Financial Reporting Processes*

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

*Other*

Review any related-party transactions.

### Composition of the Audit Committee

The following are the members of the Committee:

| | | |
|---|---|---|
| Sargent H. Berner | Not Independent (1) | Financially Literate (1) |
| Arthur G. Troup | Not Independent (1) | Financially Literate (1) |
| Benjamin Ainsworth | Independent (1) | Financially Literate (1) |

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

### Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

### Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

**Pre-Approval Policies and Procedures**

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

**External Auditor Service Fees (By Category)**

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| *Financial Year Ending* | *Audit Fees* | *Audit Related Fees* | *Tax Fees* | *All Other Fees* |
|---|---|---|---|---|
| 2007 | $25,000 | NIL | $840 | $1,500 |
| 2006 | $9,100 | NIL | $450 | NIL |

**Particulars of Matters to be Acted Upon**

**(a) Amendment of Stock Option Plan**

The Company's Stock Option Plan (the "Plan") provides that a total of 14,736,201 shares are reserved for issuance upon exercise of stock options granted under the Plan. As at May 30, 2007, the Company has options outstanding under its Plan to purchase an aggregate 12,498,000 Shares.

It is proposed that the Plan be amended to increase the number of Shares reserved for issuance under the Plan from 14,736,201 to that number of shares that is equal to 20% of the Company's issued and outstanding Shares as at the date of the Annual General Meeting. If the amendment is approved, the increased number of available options will facilitate the Company's search for and retention of senior management and provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of Shares which may be reserved for issuance:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued Shares; and

(c) to any one individual may not exceed:

    (i) 5% of the issued Shares on a yearly basis; and

    (ii) 2% of the issued Shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of common shares reserved for issuance under the Plan from 14,736,201 to that number of shares that is equal to 20% of the Company's issued and outstanding common shares as at the date of the Annual General Meeting ".

Since the amended Plan also permits the directors to reserve up to 20% of the issued Shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority

of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

## Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

## Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

## Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 30th day of May, 2008.

/s/ Arthur G. Troup
Arthur G. Troup, M.Sc., P.Eng.
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer

## Schedule "A"

This Schedule "A" lists the participation of the Directors of the Company in other reporting issuers as at April 30, 2008

| Name of Director | Name of Reporting Issuer |
|---|---|
| **Frank A. Lang** | Director and officer of: Acrex Ventures Ltd., Aurifer Capital Corp. and Cream Minerals Ltd. |
| **Sargent H. Berner** | Director of: Aurizon Mines Ltd., CSCRF 2005 No. 1, 2006 No.1 and 2006 No.2 Limited Partnerships, Cream Minerals Ltd., ValGold Resources Ltd., NovaDX Ventures Corp., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Bordeaux Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc.<br><br>Director and officer of: Emgold Mining Corporation. |
| **Arthur G. Troup** | Director of: Astorius Resources Ltd. and Armadillo Resources Ltd.<br><br>Director and officer of: Acrex Ventures Ltd. and Cream Minerals Ltd. |
| **Benjamin Ainsworth** | Director of: BHR Buffalo Head Resources Ltd., Venturex Explorations Inc., Hathor Exploration Limited and Columbia Yukon Explorations Inc.<br><br>Director and officer of: ESO Uranium Corp. |

# SULTAN MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy - Annual General Meeting to be held on June 24, 2008

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 1:30 pm, PDT on Friday, June 20, 2008.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

## Appointment of Proxyholder

**The undersigned shareholder ("Registered Shareholder") of Sultan Minerals Inc. (the "Company") hereby appoints:** Arthur G. Troup, or failing him, Sargent H. Berner, or failing him, Shannon M. Ross, or failing her, Frank A. Lang,

**OR**

**Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Sultan Minerals Inc. to be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on 24th day of June, 2008 at 1:30 p.m. (PDT) and at any adjournment thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

**1. Election of Directors**

| | For | Withhold |
|---|---|---|
| 01. Arthur G. Troup | ☐ | ☐ |
| 02. Sargent H. Berner | ☐ | ☐ |
| 03. Benjamin Ainsworth | ☐ | ☐ |
| 04. Frank A. Lang | ☐ | ☐ |

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**2. Appointment of Auditors** — For ☐ Withhold ☐

Appointment of Morgan & Company, Chartered Accountants as Auditors of the Company for the ensuing year.

**3. Auditors' Remuneration** — For ☐ Against ☐

To authorize the directors to fix the remuneration to be paid to the Auditors.

**4. Amendment of the Company's Fixed Number Stock Option Plan** — For ☐ Against ☐

To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company's fixed number Stock Option Plan as more particularly described in the Information Circular.

**5. Amended Stock Option Plan** — For ☐ Against ☐

To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.

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**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

0 4 3 9 5 0 A R 0 S U L Q

## ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

---

**TO: SULTAN MINERALS INC.**

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **Sultan Minerals Inc.** ("Sultan") and requests that he/she/it be placed on the Sultan's Financial Statement Mailing List in order to receive Sultan's (**check one or both**):

☐ Fiscal 2008 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2008 Interim Financial Statements and related Management Discussion and Analysis

______________________________
Name of Registered/Non-Registered Shareholder - Please Print

______________________________
Address/City/Province/Postal Code

Preferred Method of Communication (**check one**): Mail _____ E-mail _______ Facsimile _____

______________________________
E-mail Address (if applicable)

______________________________
Facsimile Number (if applicable)

______________________________ ______________________________
Signature Date

Delivery of information provided for in this form to Sultan will be deemed to be consent to Sultan to collect such information and use it for the purpose stated above. You will be further deemed to have consented to Sultan disclosing such information to third party providers who provide, from time to time, mail and delivery services to Sultan.

END